C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945
For Immediate Release
November 29, 2011

Manulife Financial Corporation announces Preferred Share issue

TORONTO – Manulife Financial Corporation (“Manulife”) today announced a Canadian public offering of Non-cumulative Rate Reset Class 1 Shares Series 5 (“Series 5 Preferred Shares”). Manulife will issue eight million Series 5 Preferred Shares priced at $25 per share to raise gross proceeds of $200 million. The offering will be underwritten by a syndicate of investment dealers led by RBC Capital Markets and Scotia Capital Inc. and is anticipated to qualify as Tier 1 capital for Manulife. The expected closing date for the offering is December 6, 2011. Manulife has also granted the underwriters an option, exercisable in whole or in part at any time up to 48 hours prior to closing, to purchase up to an additional two million Series 5 Preferred Shares. The maximum gross proceeds raised under the offering will be $250 million should this option be exercised in full. Manulife intends to file a prospectus supplement to its September 3, 2010 base shelf prospectus in respect of this issue.

“We issue preferred shares and other capital instruments from time to time to bolster capital, believing that this action is prudent when faced with uncertain market and economic conditions. Our capital position remains strong but we recognize that there could be pressure on our common share price and bond spreads if our capital ratios decline,” said Donald Guloien, President and CEO of Manulife.

Holders of the Series 5 Preferred Shares will be entitled to receive a non-cumulative quarterly fixed dividend yielding 4.40 per cent annually, as and when declared by the Board of Directors of Manulife, for the initial period ending December 19, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 2.90 per cent.

Holders of Series 5 Preferred Shares will have the right, at their option, to convert their shares into Non-cumulative Rate Reset Class 1 Shares Series 6 (“Series 6 Preferred Shares”), subject to certain conditions, on December 19, 2016 and on December 19 every five years thereafter. Holders of the Series 6 Preferred Shares will be entitled to receive non-cumulative quarterly floating dividends, as and when declared by the Board of Directors of Manulife, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.90 per cent.

The net proceeds from the offering will be utilized for general corporate purposes, which may include investments in subsidiaries.

The Series 5 Preferred Shares and Series 6 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group operating in 21 countries and territories worldwide. For more than 120 years, clients have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $492 billion (US$473 billion) as at September 30, 2011. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com

Media inquiries: Anthony Wilson-Smith 416 852-8899 anthony_wilson-smith@manulife.com Laurie Lupton 416 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler 416 926-5471 anthony_ostler@manulife.com